SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RAMBUS INC.

(Name of Issuer)

Common Stock	750917 10 6
(Title of class of securities)	(CUSIP number)

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages

CUSIP No. 750917 10 6	13G	Page 2

1	NAME OF REPORTING PERSON: SAMSUNG ELECTRONICS CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: KOREA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 4,788,125*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 4,788,125
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,788,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.35%
12	TYPE OF REPORTING PERSON: CO

*	See Item 4 on the following pages.

CUSIP No. 750917 10 6	13G	Page 3

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

This Statement on Schedule 13G, as amended, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Rambus Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4440 El Camino Real, Los Altos, California 94022.

ITEM 2.	NAME OF PERSON FILING

(a)	Name of Person Filing: Samsung Electronics Co., Ltd. (the “Reporting Person”)

(b)	Address of Principal Business Office:

Samsung Electronics Building

1320-10, Seocho 2-dong

Seocho-gu, Seoul 137-857 Korea

(c)	Citizenship: The Reporting Person is a corporation organized under the laws of Korea.

(d)	and (e) For information with respect to the title of class of securities and CUSIP number, see the cover page and Item 1 above.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13d-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 750917 10 6	13G	Page 4

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4.	OWNERSHIP

(a) – (c) The response of the Reporting Person to Items 5 through 11 of the cover page hereto is incorporated herein by reference. The percentage ownership of the Reporting Person is based on 109,961,324 shares of Common Stock outstanding as of September 30, 2011 (as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended September 30, 2011), which includes 4,788,125 shares of Common Stock issued to the Reporting Person (the “Shares”) under a Stock Purchase Agreement, dated as of January 19, 2010, between the Issuer and the Reporting Person (the “Agreement”). Pursuant to the Agreement, among other things, the Reporting Person agreed with the Issuer as to how the Shares shall be voted by the Reporting Person and as to certain restrictions on dispositions of Shares by the Reporting Person, in each case, for certain periods and as otherwise provided in the Agreement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 750917 10 6	13G	Page 5

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 750917 10 6	13G	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

SAMSUNG ELECTRONICS CO., LTD.

By:	/s/ MyungKun Kim
	Name:	MyungKun Kim
	Title:	VP, Investor Relations Team